Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation

MNG Airlines Gmbh	Germany

Merlin HoldCo LLC	United States (Delaware)

Merlin IntermediateCo LLC	United States (Delaware)

Merlin FinCo LLC	United States (Delaware)

Merlin Merger Sub Inc.	United States (Delaware)

Name of Associate	Jurisdiction of Incorporation

Solin Air D.O.O.	Slovenia